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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wizer Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1829 E. Spring Street Suite 201
(No. and Street)

New Albany (City) Indiana (State) 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clyde J. Wilkins (812) 944-9776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett & Company CPA's
(Name – *if individual, state last, first, middle name*)

104 Daventry Lane (Address) Louisville (City), Kentucky (State) 40223 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Clyde J. Wilkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wizer Financial, INC., as of February 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Clyde J. Wilkins
Signature

President
Title

SHARON L. LASTER
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 27, 2011

Sharon L. Laster
Notary Public Jefferson County, Ky.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIZER FINANCIAL, INC.

CONTENTS

DECEMBER 31, 2009

Bennett & Company, CPAs
Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wizer Financial, Inc.
New Albany, Indiana

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Wizer Financial, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules 1 and 2 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett & Company CPA's
Certified Public Accountant

February 11, 2010

104 Daventry Lane • Louisville, Kentucky 40223 • Phone (502) 425-3030 • Fax 429-0271

WIZER FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Current assets:	
Cash	$ 1,023
Total Assets	$ 1,023

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable	$ 9,750
Accrued expense	3,950
Accrued payroll	734
Total liabilities	14,434
Stockholder's equity:	
Common stock	$ 10,000
Additional paid in capital	511,769
Retained earnings	(535,180)
	(13,411)
Total liabilities and stockholder's equity	$ 1,023

See accountant's report and notes to financial statements.

WIZER FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Fees	$ 0
Expenses:	
Accounting	9,050
Audit fees	3,850
Bank fees	518
Dues and subscriptions	445
Insurance	802
Legal fees	865
License and permits	11,309
Office expense	2,897
Training and education	221
Professional service	18,000
Rent	11,284
Salaries	15,400
Payroll tax fees	2,083
Telephone	2,349
Taxes	175
Postage	701
Worker's compensation	327
Total expenses	80,276
Net loss	(80,276)
Retained earnings, December 31, 2008	(454,904)
Retained earnings, December 31, 2009	$(535,180)

See accountant's report and notes to financial statements.

WIZER FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net loss	$(80,276)
Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities:	
Decrease in security deposit	1,881
Increase in accounts payable	9,750
Increase in accrued expense	50
Decrease in accrued payroll	(883)
Net cash (used in) operating activities	(69,478)
Cash Flows From Financing Activities:	
Capital contributions	56,325
Net cash provided by financing activities	56,325
NET DECREASE IN CASH	(13,153)
CASH, beginning of year	14,176
CASH, end of year	$ 1,023

See accountant's report and notes to financial statements.

WIZER FINANCIAL, INC.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

YEAR ENDED DECEMBER 31, 2009

Common stock	$ 10,000
Additional paid in capital	455,445
Retained earnings	(454,904)
Beginning balance - December 31, 2008	
Ownership equity	$ 10,541
Additions and Deductions:	
Common stock	$ 0
Capital contributions	56,325
Capital distributions	0
Net income (loss)	(80,276)
Ending balance - December 31, 2009	
Ownership equity	$ (13,411)

See accountant's report and notes to financial statements.

NOTE 1. BUSINESS

Wizer Financial, Inc. (the Company) a registered Broker/Dealer under Section 15 of the Securities and Exchange Act of 1934, offering oil and gas direct participation programs which seek a high total return consisting of both current income and realized and unrealized gains.

The Company had not begun to offer these funds as of December 31, 2009. At the date of the financial statements, business was scheduled to begin in January 2010.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies of Wizer Financial, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible to cash within ninety (90) days of purchase.

Organization and Offering Costs

The Company incurred organization costs in the current year. According to SOP 98-5, these costs have been expensed as incurred. In addition, the Company incurred offering costs consisting of FINRA and state registration fees. These costs have been expensed in accordance with SOP.

(Continued next page)

Note 3. NET CAPITAL REQUIREMENTS

As a member of the Financial Institution National Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1,500%. In addition, net capital, as defined, shall not be less than $5,000. At December 31, 2009, net capital was $(13,411) and required net capital was $5,000. The ratio of aggregate indebtedness to net capital was (107.63).

SUPPLEMENTARY SCHEDULES

WIZER FINANCIAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Assets	$ 1,023
Less: Liabilities	14,434
Net Equity	(13,411)
Add: Subordinated Agreements	0
Total Equity Capital	(13,411)
Less: Non-Allowable Assets	0
Less: Other Deductions or Credits	0
Tentative Net Capital	(13,411)
Less: Haircut Valuations	0
Net Capital	(13,411)
Required Minimum Net Capital*	5,000
Excess Net Capital	(18,411)
Determination of Minimum Net Capital*	
Required Net Capital	5,000
Requirement Based Upon Aggregate Indebtedness	962
Requirement Based Upon Market Making Activity	0
Total Aggregate Indebtedness	14,434
Capital Ratios	
Aggregate Indebtedness to Net Capital	(107.63)%
Debt to Debt Equity	0
0 Equity Subordinated Agreements	
0 Equity Temporary Subordinated Agreements	

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2009

The Corporation is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL CONTROL

BENNETT & COMPANY, CPAs
Accountants and Advisors

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Wizer Financial, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Wizer Financial, Inc. for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Corporation including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17A-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. The exemption to 15c3-3 (Wizer Financial, Inc. claims the (k)(2)(i) exemption) claimed by the firm which makes the possession and control requirement not applicable.

104 Daventry Lane • Louisville, Kentucky 40223 • Phone (502) 425-3030 • Fax 429-0271

Member of the American Institute of CPAs and the Kentucky Society of CPAs

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized used or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities, that I consider to me material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

February 11, 2010

WIZER FINANCIAL, INC.

FINANCIAL STATEMENT

YEARS ENDED DECEMBER 31, 2009

BENNETT & COMPANY CPAs
104 Daventry Lane
Louisville, Kentucky 40223
(502) 425-3030